APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sun Drops, LLC
Profit and Loss
January - December 2021

	Total
Income	
Total Income	
Cost of Goods Sold	
5400 Licenses	13,270.25
5500 Manufacturing Consultant	20,000.00
Total Cost of Goods Sold	$ 33,270.25
Gross Profit	-$ 33,270.25
Expenses	
6000 Cost of Labor - SG&A	
6004 Insurance - Life	3,100.00
Total 6000 Cost of Labor - SG&A	$ 3,100.00
6100 Advertising & Marketing	112.25
6105 Product research	900.67
6120 Domain Expenses	103.00
6130 Graphic Design	5,150.00
6150 Market Research	633.49
6160 Sales Consultant	500.00
Total 6100 Advertising & Marketing	$ 7,399.41
6300 Facility Cost	
6310 Rent or Lease of Buildings	26,424.00
6315 Utilities	2,876.84
6320 Insurance	6,182.52
Surety (deleted)	253.00
Total 6320 Insurance	$ 6,435.52
Total 6300 Facility Cost	$ 35,736.36
6400 Professional Fees	
6420 Legal Services	35,169.54
Total 6400 Professional Fees	$ 35,169.54
6500 Bank and Merchant Fees	
6510 Bank Charges & Fees	751.26
Total 6500 Bank and Merchant Fees	$ 751.26
6600 Office/General Administrative Expenses	
6610 Copying, Postage, Shipping	166.00
6630 Gifts	93.48
6640 Meeting Refreshments	178.02
6650 Office Supplies	346.44
6660 Software Subscriptions	2,090.16
6680 Training and Conference Expenses	182.45
Total 6600 Office/General Administrative Expenses	$ 3,056.55

6800 Taxes and Licensing Fees

6860 MA Registration Fees		2,311.00
Total 6800 Taxes and Licensing Fees	**$**	**2,311.00**
6900 Travel		3,682.52
Total Expenses	**$**	**91,206.64**
Net Operating Income	**-$**	**124,476.89**
Other Expenses		
7000 Financing & Interest Expenses		125.00
Total Other Expenses	**$**	**125.00**
Net Other Income	**-$**	**125.00**
Net Income	**-$**	**124,601.89**

Sun Drops, LLC
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Total Bank Accounts	**$ 270,295.94**
Total Other Current Assets	**$ 1,550.00**
Total Current Assets	**$ 271,845.94**
Fixed Assets	
1600 Leasehold Improvements	231,910.41
Total 1601 Machinery & Equipment	**$ 49,736.57**
1660 Security System	33,546.12
Total Fixed Assets	**$ 315,193.10**
Other Assets	
Total 1700 Other Long-term Assets	**$ 5,872.00**
Total 1800 Due From	**$ 16,973.75**
Total Other Assets	**$ 22,845.75**
TOTAL ASSETS	**$ 609,884.79**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Total 2700 Long Term Debt	**$ 45,000.00**
Total 2800 Convertible Debt	**$ 25,125.00**
Total Long-Term Liabilities	**$ 70,125.00**
Total Liabilities	**$ 70,125.00**
Equity	
Total 3100 Class A Shares	**$ 30,000.00**
Total 3200 Class B Shares	**$ 650,000.00**
3400 Retained Earnings	-15,638.32
Net Income	-124,601.89
Total Equity	**$ 539,759.79**
TOTAL LIABILITIES AND EQUITY	**$ 609,884.79**

Sun Drops, LLC
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-124,601.89
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 1,550.00
Net cash provided by operating activities	-$ 126,151.89
INVESTING ACTIVITIES	
Net cash provided by investing activities	-$ 338,038.85
FINANCING ACTIVITIES	
Net cash provided by financing activities	$ 734,486.68
Net cash increase for period	$ 270,295.94
Cash at end of period	$ 270,295.94

Monday, Jun 19, 2023 12:16:12 PM GMT-7

Sun Drops, LLC
Profit and Loss
January - December 2022

	Total
Income	
4100 Product Sales	
4105 Edible Sales	82,208.90
4200 Discounts	-5,192.00
4400 Shipping Income	2,050.00
Total 4100 Product Sales	$ 79,066.90
Total Income	$ 79,066.90
Cost of Goods Sold	
5140 COGS - Edibles	
5142 Raw Materials	54,543.20
5143 Packaging and Labeling	39,999.66
5144 Lab Testing	8,868.75
5146 Small Tools & Equipment	32,148.92
Total 5140 COGS - Edibles	$ 135,560.53
5180 COGS - Product Insurance	1,027.56
5190 Software Subscription	1,944.30
5200 Cost of Labor	
5205 Salaries & Wages	93,753.29
5206 Payroll Taxes	8,995.59
5207 Health Insurance	5,830.15
5208 Workers Comp Insurance	867.10
5211 Background Checks	39.70
5212 Payroll Processing Fee	1,032.56
5240 Guaranteed Payments	4,166.67
Total 5200 Cost of Labor	$ 114,685.06
5300 Facility Costs	
5310 Rent or Lease of Buildings	31,242.51
5315 Utilities	15,072.14
5320 Insurance	17,533.37
5340 Repairs & Maintenance	5,162.44
5350 Security	1,316.23
Total 5300 Facility Costs	$ 70,326.69
5400 Licenses	2,558.76
5500 Manufacturing Consultant	31,293.74
5999 CoGS Allocation	-172,591.17
Total Cost of Goods Sold	$ 184,805.47
Gross Profit	-$ 105,738.57
Expenses	
6000 Cost of Labor - SG&A	

6001 Wages & Salaries - SG&A		27,073.20
6002 Payroll Taxes - SG&A		2,071.81
6003 Health Insurance		1,686.79
6004 Insurance - Life		1,550.00
6005 Worker Comp Insurance		250.90
6009 Background Checks		11.48
6010 Payroll Processing Fee		169.86
Total 6000 Cost of Labor - SG&A	**$**	**32,814.04**
6020 Delivery Service		5,395.00
6100 Advertising & Marketing		4,898.98
6105 Product research		206.88
6110 Marketing Materials		12,552.71
6120 Domain Expenses		293.25
6130 Graphic Design		2,200.00
6140 Marketing Consultants		2,160.00
6160 Sales Consultant		9,220.95
6170 Incentive Program		4,812.51
6180 Trade Shows and Conferences		7,164.06
Total 6100 Advertising & Marketing	**$**	**43,509.34**
6300 Facility Cost		
6310 Rent or Lease of Buildings		6,581.49
6315 Utilities		2,975.42
6320 Insurance		3,883.57
6325 Repair & Maintenance		1,210.94
6330 Security Services		107.49
Total 6300 Facility Cost	**$**	**14,758.91**
6400 Professional Fees		
6410 Accounting Fees		3,562.50
6420 Legal Services		19,915.10
6430 Strategy Consulting		12,545.00
6450 Management Fee		351.83
Total 6400 Professional Fees	**$**	**36,374.43**
6500 Bank and Merchant Fees		
6510 Bank Charges & Fees		4,539.66
Total 6500 Bank and Merchant Fees	**$**	**4,539.66**
6600 Office/General Administrative Expenses		1,370.92
6610 Copying, Postage, Shipping		976.40
6630 Gifts		283.88
6650 Office Supplies		15,747.29
6660 Software Subscriptions		4,769.14
6670 Dues & Subscriptions		644.06
6680 Training and Conference Expenses		1,593.00
6690 Employee Retention Events		174.49

Total 6600 Office/General Administrative Expenses	$	**25,559.18**
6800 Taxes and Licensing Fees		275.00
6860 MA Registration Fees		1,714.45
Total 6800 Taxes and Licensing Fees	$	**1,989.45**
6900 Travel		36,989.04
8400 Meals		
100%		740.36
50%		31.99
Total 8400 Meals	$	**772.35**
8800 Bad Debts		7.50
Total Expenses	$	**202,708.90**
Net Operating Income	-$	**308,447.47**
Other Expenses		
7000 Financing & Interest Expenses		44,728.00
Total Other Expenses	$	**44,728.00**
Net Other Income	-$	**44,728.00**
Net Income	-$	**353,175.47**

Monday, Jun 19, 2023 11:50:20 AM GMT-7 - Accrual Basis

Sun Drops, LLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Total Bank Accounts	$ 23,439.28
Total Accounts Receivable	$ 6,040.50
Total Other Current Assets	$ 209,063.30
Total Current Assets	$ 238,543.08
Fixed Assets	
1600 Leasehold Improvements	617,765.24
Total 1601 Machinery & Equipment	$ 77,087.08
1660 Security System	70,893.88
Total Fixed Assets	$ 765,746.20
Other Assets	
Total 1700 Other Long-term Assets	$ 5,872.00
Total 1800 Due From	$ 56,663.47
Total Other Assets	$ 62,535.47
TOTAL ASSETS	$ 1,066,824.75
LIABILITIES AND EQUITY	
Liabilities	
Total Accounts Payable	$ 20,876.20
Other Current Liabilities	
Total 2200 Managing Member Bridge Loans	$ 226,585.98
2300 Bridge Loans	214,510.00
Total 2400 Inventory Financing	$ 13,492.65
Total Other Current Liabilities	$ 454,588.63
Total Current Liabilities	$ 475,464.83
Long-Term Liabilities	
Total 2500 Due To	$ 74,470.20
Total 2600 Collateralized Debt	$ 27,755.49
Total 2700 Long Term Debt	$ 47,804.93
Total 2800 Convertible Debt	$ 254,744.98
Total Long-Term Liabilities	$ 404,775.60
Total Liabilities	$ 880,240.43
Equity	
Total 3100 Class A Shares	$ 30,000.00
Total 3200 Class B Shares	$ 650,000.00
3400 Retained Earnings	-140,240.21
Net Income	-353,175.47
Total Equity	$ 186,584.32
TOTAL LIABILITIES AND EQUITY	$ 1,066,824.75


Sun Drops, LLC
Statement of Cash Flows
January - December 2022


		Total
OPERATING ACTIVITIES		
Net Income		-353,175.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	261,911.03
Net cash provided by operating activities	-$	91,264.44
INVESTING ACTIVITIES		
Net cash provided by investing activities	-$	490,242.82
FINANCING ACTIVITIES		
Net cash provided by financing activities	$	334,650.60
Net cash increase for period	-$	246,856.66
Cash at beginning of period		270,295.94
Cash at end of period	$	23,439.28


Monday, Jun 19, 2023 12:16:01 PM GMT-7


I, Jonathan Pollock, certify that:

1. The financial statements of Sun Drops, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Sun Drops, LLC included in this Form reflects accurately the information reported on the tax return for Sun Drops, LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Jonathan Pollock*

Name: Jonathan Pollock

Title: Managing Member